Filed by Boston Scientific Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation

Commission File No.: 333-131608

The following message, along with a copy of the press release relating to the announcement that the Securities and Exchange Commission has declared Boston Scientific’s registration statement on Form S-4 effective, was distributed to Boston Scientific’s employees on March 2, 2006.

From: COMCAST

Sent: Thursday, March 02, 2006 6:26 PM

To: All Users - World Wide

Subject: Progress on Guidant Merger

NOTE TO MANAGERS: For those employees who do not have access to email, please distribute this information and post in common areas.  COMCASTS are intended for internal Boston Scientific use only.  Please do not copy, distribute or forward outside the Company.  Thank you.

To:        All Boston Scientific Employees

From:    Jim Tobin

RE:      Progress on Guidant Merger

Date:     March 2, 2006

Today we received word from the U.S. Securities and Exchange Commission that it had declared effective our S-4 registration statement.  From a practical standpoint, this regulatory milestone enables us to mail proxy statements and schedule the votes of Guidant and Boston Scientific shareholders necessary to approve the transaction.  The Guidant and Boston Scientific shareholder meetings have been scheduled for March 31.  We currently expect to close the merger during the week of April 3, which is within days of our original target closing date of March 31.  Given the complex regulatory approval process required for this merger, I am very pleased at the progress we have made.  We still have a number of regulatory approvals pending, most notably before the U.S. Federal Trade Commission and the European Commission, and I will keep you informed of developments related to those approvals.  Please see the attached press release for further details.

Additional Information

Boston Scientific and Guidant have filed a definitive prospectus/joint proxy statement with the SEC in connection with the proposed transaction.  The material contained herein is not a substitute for the definitive prospectus/joint proxy statement or any other documents that Boston Scientific and Guidant have filed or will file with the SEC. Investors and security holders are urged to read the definitive prospectus/joint proxy statement and any other relevant documents filed or to be filed by Boston Scientific or Guidant, because they contain or will contain important information about the proposed transaction. The definitive prospectus/joint proxy statement is, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC’s website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations, or from Guidant by directing a request to Guidant Corporation, 111 Monument Circle, 29th Floor, Indianapolis, Indiana 46204, Attention: Investor Relations.

Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the security holders of Boston Scientific or Guidant in connection with the proposed transaction. Information about Boston Scientific’s directors and executive officers is available in Boston Scientific’s Annual Report on Form 10-K for the year ended December 31, 2005, and information about Guidant’s directors and executive officers is available in Guidant’s Annual Report on Form 10-K for the year ended December 31, 2005.  Additional information about the interests of potential participants is included in the definitive prospectus/joint proxy statement referred to above.